希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L088-08cc/sal
Your Ref :

1 April 2008

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Notice of Annual General Meeting

We, a company incorporated in Hong Kong, furnish a copy of the subject notice dated 31 March 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the members of Hysan Development Company Limited 希慎興業有限公司 will be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2007 together with the Reports of Directors and Auditor thereon.

2. To declare a final dividend (together with a scrip alternative) for the year ended 31 December 2007.

3. To re-elect Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditor and authorise the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

5. "**That:**

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to a share option or otherwise) by the Directors pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to the eligible participants of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 10% where the shares are to be allotted wholly for cash, and in any event 20%, of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That:**

(a) a general mandate be and is hereby unconditionally given to the Directors to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Listing Rules, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the members in general meeting."

By Order of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 31 March 2008

Notes:

1. A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong or at the Company's Registrar, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the Meeting.

3. The register of members will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both days inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrar, Tricor Standard Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 8 May 2008.

4. Further information on voting procedures are set out in the section "Voting Information: Frequently Asked Questions and Answers" in the circular to be sent to shareholders.

5. Detailed information on the businesses to be transacted at the Annual General Meeting are set out in the section "Business of the Meeting and Board Recommendations" of the Circular.

6. At the AGM, the Chairman of the Meeting will exercise his power under Article 78 of the Articles of Association of the Company to put each of the resolutions set out in this notice to be voted by way of poll. On a poll, every member present in person (or in the case of a corporation by its corporate representative) or by proxy shall have one vote for each share of any class of which he is the holder.

Definitions:

In this Notice, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM" or "Annual General Meeting" or "Meeting"	means the annual general meeting of the Company to be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 14 May 2008 at 12:00 noon or any adjournment thereof;
"Articles of Association"	means the articles of association of the Company (as amended from time to time);
"Board"	means the board of Directors or a duly authorised committee of the board of Directors;
"Company"	means Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"Directors"	means the directors from time to time of the Company;

"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China; and
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time.

As at the date of this notice, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Tom Behrens-Sorensen, Fa-kuang Hu and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

END